

June 23, 2010

Mr. John L. Shroyer
Chief Financial Officer
Alliant TechSystems Inc.
7480 Flying Cloud Drive
Minneapolis, Minnesota 55334-3720

  Re: **Alliant TechSystems Inc.**
    Form 10-K for the Year Ended March 31, 2010
    File No. 001-10582

Dear Shroyer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounting for Goodwill, page 39

1. We note that the Company identified 11 reporting units within its reportable segments in your fiscal 2010 impairment testing. We presume that these 11 reporting units are the 11 divisions described under your three reportable segments as listed on pages 3-5 in the business section. As you realigned your reportable segments as of the beginning of fiscal 2011 (i.e. April 1, 2010), please tell us if these 11 divisions will still comprise the reporting units tested for goodwill or how such reorganization will impact and change your future

impairment testing.   In addition, please specifically tell us whether the "Space Systems Operations" division will still be separately tested for goodwill.   There is material uncertainty with the Administration's proposed cancellation of NASA's Constellation space exploration program in 2011; the Space Systems Operations reporting unit had approximately $515 million of goodwill (or almost 50% of total consolidated goodwill); we therefore have concern as to whether this realignment of your segments will change how you test for goodwill impairment and specifically the testing (as previously performed) for the Space Systems Operations.   If your impairment testing for Space Systems Operations will change because of the realignment, please completely and clearly tell us the impact of such change.   As part of your response, please also provide us a chart showing your new reporting structure as divided into 4 reporting segments, and discuss how your reporting unit structure is changing, if at all, in conjunction with the realignment in reporting segments and testing for goodwill impairment.

Consolidated Income Statement, page 61

2. Consistent with your separate reporting of receivables (note 5) and revenues (business section) between U.S. Government contracts and Commercial and Other, we encourage and suggest you to expand your consolidated income statement to separately disclose sales and cost of sales for both U.S. Government contracts and Commercial and Other.   In this regard, please note some of the following items about each of these major revenue producing activities that provides a basis for separate reporting.

- Commercial and Other sales have been significantly increasing in the last three fiscal years from 22% to 31% of consolidated sales with changes in foreign sales appearing to primarily comprise the difference;
- The significant difference in reflecting revenues for U.S. Government sales on the percentage-of-completion method under a long-term contract basis as compared to commercial and other sales upon delivery and acceptance of products;
- The significant difference in pricing each major revenue producing activity where the U.S. Government contracts contain incentives, awards and penalties while commercial and other have sales allowances and price discounts;
- The material difference in recognizing profits with the complexity of the estimation process and more significant issues related to assumptions, risks and uncertainties inherent in the U.S. Government contract accounting model.

As such, we believe this separate disclosure of revenues and cost of sales for both U.S. Government contracts and Commercial and other provides investors useful and informative disclosure with a more detailed presentation that will afford an analysis of the relative contribution to consolidated gross profit for each of these major revenue producing activities. Furthermore, this presentation is consistent with the general reporting format for income statement presentation under the guidance in Rules 5-03(1)-(2) of Regulation S-X which prescribes presentation of amounts of revenues and costs applicable to major revenue producing activities.

Note 15 – Operating Segment Information, page 109

3. In your response, please discuss the facts and circumstances leading to your decision to reorganize your reporting segments. Include in your discussion how the reports provided and used by the Chief Operating Decision Maker, as defined in FASB ASC 280, have changed and why.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Joseph Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief